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AB* 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2008

Washington, DC
111

SEC FILE NUMBER
8-67208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Carrington Investment Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
599 West Putnam Ave
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Salce 203-661-6186
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Bruce Rose and Peter Salce affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Carrington Investment Services, LLC, as of and for the year ended December 31, 2007, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature February 25, 2008
Date

CEO
Title

Signature February 25 , 2008
Date

CFO
Title

Notary Public

KATHARINE MILLER
NOTARY PUBLIC
MY COMMISSION EXPIRES 6/30/2010

CARRINGTON INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Carrington Investment Services LLC:

We have audited the accompanying statement of financial condition of Carrington Investment Services, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Carrington Investment Services, LLC at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 28, 2008

CARRINGTON INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH	$	792,837
INTEREST RECEIVABLE		2,223
RECEIVABLES FROM AFFILIATES		175,545
PREPAID EXPENSES		29,723
TOTAL	$	1,000,328

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:		
Accrued compensation	$	250,000
Accounts payable and accrued expenses		113,686
Payables to affiliates		74,374
Total liabilities		438,060
MEMBER'S INTEREST		562,268
TOTAL	$	1,000,328

See notes to financial statement.

CARRINGTON INVESTMENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION

The financial statement includes the accounts of Carrington Investment Services, LLC, a Delaware Limited Liability Company (the "Company" or "CIS"). The Company is an indirect, wholly-owned subsidiary of Carrington Investment Services Holdings, LLC, a Delaware Limited Liability Corporation. CIS commenced operations on December 23, 2005, the day on which Carrington Investment Services Holdings, LLC made its initial $50,050 funding of CIS. Carrington Investment Services Holdings, LLC made additional capital contributions of $340,000 during 2006.

CIS is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority Inc. ("FINRA") formally known as National Association of Securities Dealers, Inc. ("NASD"). It received NASD membership approval on July 11, 2006.

CIS generates the majority of its revenues by participating in selling groups for residential mortgage backed securities ("RMBS") issued by entities sponsored by Carrington Capital Management ("CCM"), an affiliated entity of CIS, and anticipates participating in other sub-prime RMBS issuers' selling groups in the future. The Company acts as a co-manager, supporting a syndicate of one or a group of lead managers, in placing public certificates from Real Estate Mortgage Issuance Conduit ("REMIC") trusts with institutional investors. CIS acts on a "best efforts" basis and is considered to be a "selected dealer" focusing on placing the investment grade interests of such deals. The Company does not hold any securities in account for either itself or customers. Given that CIS acts on a "best efforts" basis and does not commit to purchase any portion of any of the deals it is involved in, take customer orders or hold securities either for its own account or that of customers, FINRA has set CIS' net capital requirement at $50,000.

CIS also generates revenues through the placement of partnership interests in two limited partnership entities sponsored by Carrington Capital Management – Carrington Investment Partners US, LP and Carrington Investment Partners Cayman, LP. For its services, the Company receives a fee equal to 10% of the fees earned by CCM on these interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingencies in the financial statement. Management believes that the estimates utilized in the preparation of the financial statement is reasonable. Actual results could differ materially from these estimates.

Revenue Recognition— The Company recognizes revenue from its participation in selling groups at the point in time the deal it is assisting in syndicating closes. CIS records revenue equal to its agreed fee as noted in the syndication documents, less an estimate for assumed syndication costs. Upon final cash payment, an adjustment is made to revenue to reflect the actual payment received if different from the estimate previously recorded.

The revenues CIS generates through the placement of partnership interests are recognized at the end of every month.

Cash— Substantially all cash is held at a major money center bank.

Fair Value of Financial Instruments— At December 31, 2007, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Recent Accounting Pronouncements— In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in tax positions recognized in an enterprise's financial statement in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FASB Staff Position FIN 48-2 deferred the effective date of FIN 48 for certain non-public companies. FIN 48 is now effective for the Company for fiscal years beginning after December 15, 2007 and the Company is currently evaluating the impact of adopting FIN 48.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of adopting FASB 157.

3. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state and local levels.

4. RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from brokers and dealers represent the net selling concessions due for securities underwritings that the Company was involved in. As of December 31, 2007 the company had no receivables due from brokers, dealers or clearing organizations.

5. RECEIVABLES FROM AFFILIATES

Receivables from affiliates represent fees due from Carrington Capital Management for investment interests placed in CCM sponsored entities.

6. PAYABLES TO AFFILIATES

Payables to affiliates represent reimbursements due to Carrington Capital Management under an expense sharing agreement the Company has with CCM for certain operating and overhead expenses and payables to FJ20 LLC, an affiliated entity, for aircraft usage.

7. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties— The Company generates its revenues primarily by participating in underwritings of mortgage backed bonds where it acts as a selected dealer. As a selected dealer, the Company is not required to nor does it commit to purchase any of the securities offered in the underwritings. The Company works strictly on a "best efforts" basis. In addition to its underwriting activities, the Company generates revenues through the placement of limited partnership interests in two affiliated entities - Carrington Investment Partners U.S., LP and Carrington Investment Partners Cayman, LP.

The revenues for both of these services are transaction based and, as a result, could vary based upon the transaction volume and liquidity of the financial markets.

8. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the Net Capital rules under the Securities Exchange Act of 1934, and FINRA. Under these rules, the Company is required to maintain minimum Net Capital of no less than the greater of $50,000 or 6 2/3 % of aggregate indebtedness, as defined. At December 31, 2007, the Company's Net Capital was $357,000 which exceeded the minimum requirement by $307,000. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

9. RELATED PARTY TRANSACTIONS

The Company's selling concessions are generated from acting as a selected underwriter on mortgage backed securities that are issued by an affiliate of Carrington Capital Management. In addition, as mentioned previously, the marketing revenues are generated from sales of limited partnership interests in affiliated partnerships of CCM. The management team of CCM holds an indirect ownership interest in the Company and has an active role in running the operations of the Company.

CIS currently shares office space with CCM. As such, CCM pays certain expenses on behalf of the Company including but not limited to rent, technology and other administrative costs. Costs that are not directly attributed to the Company are allocated back by CCM based on an expense sharing agreement. These expenses are recorded to the appropriate line item on the Statement of Income and reimbursed by the Company during the year. The payable to affiliates of $74,374 is reflected on the Statement of Financial Condition is comprised of $63,754 due to CCM and $10,620 due to FJ20LLC.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

Carrington Investment Services, LLC
599 West Putnam Ave
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Carrington Investment Services, LLC (the "Company"), as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except as noted below:

For the year ended December 31, 2007, the Company did not perform an adequate review of related party revenue. A post year end review of the calculation resulted in a material adjustment to the Company's net income. This condition was considered in determining the nature, timing, and extent of our procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007. As of the date of this report, the Company has taken corrective action to remediate the material weakness, and has corrected its December 31, 2007 financial statements.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and this limitation does not affect our report thereon dated February 28, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matter noted above which we consider to be a material inadequacy, as defined above, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END